Exhibit 2.2
November 5, 1997

Century Telephone Enterprises, Inc.
P.O. Box 4065
Monroe, LA  71211-4065
Attention: Mr. R. Stewart Ewing, Jr.
Senior Vice President and Chief Financial Officer

                     Re: Definitive Stock Purchase Agreement

Ladies and Gentlemen:

   We refer you to the Stock Purchase Agreement (the "Definitive Agreement") executed on June 11, 1997 by and among PacifiCorp Holdings, Inc. ("PHI"), Century Telephone Enterprises, Inc. ("Century"), Pacific Telecom, Inc. ("PTI") and Century Cellunet, Inc., pursuant to which PHI has agreed to sell to Century all of the capital stock of PTI. Section 7.1 of the Definitive Agreement contemplates that all Taxes on the income of PTI and its Subsidiaries through the end of the Closing Date, with certain exceptions, shall be paid to PHI by PTI at the Closing. Section 7.2 contemplates that PHI will include or cause to be included the income of PTI and its Subsidiaries, with certain exceptions, on the consolidated federal and consolidated unitary or combined state and local income tax returns of PHI and its Affiliated Group for all periods through the Closing Date and will pay all such Taxes.

   The parties have realized that it will be impractical to compute the amount of Taxes PTI and its Subsidiaries should pay up to PHI at the Closing. Accordingly, they wish to amend Section 7.1 to take this fact into account.

   The parties hereby agree to the following amendments:

   1. Amend the last sentence of Section 7.1 to read:

      "An estimate of all Taxes on the income of PTI and its Subsidiaries through the end of the Closing Date (excluding (i) any deferred income triggered into income by Reg. Sec. 1.1502-13 and 1.1502-14 and Taxes on any excess loss accounts taken into income under Reg.
      Sec. 1.1502-19 and (ii) income Taxes on gain from the sale of the Cellular Stock pursuant to Sec. 2.3) shall be paid to PHI by PTI at the Closing."

   2. Add the following at the end of Section 7.1:

      "No later than December 31, 1988, PHI will pay to Century or Century will pay to PHI, as the case may be, the difference between the estimated amount of Taxes PTI paid to PHI in accordance with the preceding sentence at the Closing and the actual amount of 1997 federal consolidated unitary or combined state and local income Taxes on the income of PTI and its Subsidiaries (again excluding (i) any tax on deferred income triggered in the income by Reg. Sec. 1.1502-13 and 1.1502-14 and Taxes on any excess loss accounts taken into income under Reg. Sec. 1.1502-19 and (ii) income Taxes on gain from the sale of the Cellular Stock pursuant to Section 2.3.

   If the foregoing is acceptable to you, please execute both of the duplicate originals of this letter agreement, retain one for your records, and return the other to the undersigned for our records.

                              PACIFICORP HOLDINGS, INC.

                              By:  /s/ W.E. Peressinni
                              Title:   Treasurer

   Agreed to and accepted as of the date hereof:

                              CENTURY TELEPHONE ENTERPRISES, INC.

                              By:  /s/ W. Bruce Hanks
                              Title:   Senior Vice President Corporate
                                       Development and Strategy